Exhibit 99.31
February 20, 2025
To:
British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Québec)
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Office of the Superintendent of Securities Service Newfoundland and Labrador
Financial and Consumer Services Division (Prince Edward Island)
The Office of the Superintendent of Securities (Northwest Territories)
The Office of the Superintendent of Securities (Nunavut)
The Office of the Superintendent of Securities (Yukon)
We have read the statements made by OceanaGold Corporation in the attached copy of change of auditor notice dated February 19, 2025, which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102.
We agree with the statements concerning PricewaterhouseCoopers LLP in the change of auditor notice dated February 19, 2025.
Yours very truly,
/s/ PricewaterhouseCoopers LLP
Chartered Professional Accountants
PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806
“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.